Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Cresco Labs Inc. (the “Company,” “Cresco Labs,” “we,” or “our”) is dated August 7, 2025 and has been prepared for the three and six months ended June 30, 2025 and 2024. It is supplemental to, and should be read in conjunction with, the Company’s audited Consolidated Financial Statements and accompanying notes as of and for the years ended December 31, 2024 and 2023, which were previously filed on SEDAR+ and EDGAR, and the Company's unaudited condensed interim consolidated financial statements and accompanying notes as of and for the three and six months ended June 30, 2025 and 2024. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“USD” or “$”) unless otherwise indicated.
The Company has provided certain supplemental non-GAAP financial measures in this MD&A. Where the Company has provided such non-GAAP financial measures, we have also provided a reconciliation to the most comparable GAAP financial measure. Please see the information under the heading “Non-GAAP Financial Measures” for additional information on the Company’s use of non-GAAP financial measures.
This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable U.S. securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Statement Regarding Forward-Looking Information,” located at the beginning of the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information. Please refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR.
OVERVIEW OF THE COMPANY
Incorporated on July 6, 1990, in the Province of British Columbia, Cresco Labs (“the Company”) is licensed to grow, manufacture, and sell cannabis and cannabis-based products in several U.S. states. The Company’s headquarters is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661, and its registered office is at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8. As of June 30, 2025, the Company had approximately 2,900 employees.
Cresco Labs primarily engages in the cultivation of medical-grade cannabis, the production of cannabis-derived medical-grade products, and their distribution to consumers in legalized cannabis markets in the United States, whether for medical or adult-use. The Company strives to provide consumers with high-quality and consistent cannabis-based products, focusing on regulatory adherence while developing condition-specific cannabis strains and non-invasive delivery methods. These non-invasive delivery methods, which are alternatives to smoke inhalation, aim to deliver controlled-dosage medicinal cannabis relief to qualified patients and consumers in legalized cannabis markets in the United States.
As of August 7, 2025, the Company operates a total of seventy-three (73) dispensaries and thirteen (13) cultivation and production facilities across eight (8) states, where cannabis use, medical or both medical and adult-use, has been approved by state and local regulatory bodies. Of the states in which we operate, California, Illinois, Massachusetts, Michigan, New York, and Ohio have adult-use cannabis programs.

As of August 7, 2025, the Company operates the following number of dispensaries, cultivation, and production facilities by state:

State	Adult-Use and Medical Dispensaries	Adult-Use Dispensaries	Medical Dispensaries	Cultivation and Production Facilities
California	—	—	—	1
Florida	—	—	33	1
Illinois	5	5	—	3
Massachusetts[1]	2	1	1	3
Michigan	—	—	—	1
New York	—	—	3	1
Ohio	5	—	—	1
Pennsylvania	—	—	18	2
Total	12	6	55	13
1The cultivation facility in Leicester, MA is currently closed.

The Company operates its dispensaries under the brand, Sunnyside*®1. Our Sunnyside* dispensaries are home for a judgement-free cannabis shopping experience, where all are welcome to explore, discover, and purchase a wide array of high-quality products. The Company's portfolio of owned cannabis consumer-packaged goods includes Cresco®1, High Supply®2, Mindy’sTM, Good News®2, RemediTM, Wonder Wellness Co.®2, and FloraCal® Farms2. The Company distributes and markets these products both to third-party licensed retail cannabis stores across the U.S. and to the Company’s owned retail stores.
The Company operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered into managed service agreements in the states in which they operate. For additional information on wholly-owned or effectively controlled subsidiaries and affiliates of Cresco Labs, refer to Note 2 “Summary of Significant Accounting Policies” under the heading “Basis of Consolidation” of the Company’s Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2025 and 2024.

FEDERAL REGULATORY ENVIRONMENT
In accordance with the Canadian Securities Administrators Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), information regarding the current U.S. federal regulatory environment is disclosed in the Company’s 2024 Annual MD&A filed on SEDAR+ and EDGAR under the heading “Federal Regulatory Environment,” which section is incorporated by reference herein. The Company will evaluate, monitor and reassess the disclosures contained herein, and incorporated by reference herein, and any related risks, on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding marijuana regulation.
THE STATES IN WHICH WE OPERATE, THEIR LEGAL FRAMEWORK AND HOW IT AFFECTS OUR BUSINESS
The Company currently derives a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. federal law. As of August 7, 2025, the Company believes its operations are in material compliance with all applicable local laws, regulations, and licensing requirements in the states in which we operate.
In accordance with Staff Notice 51-352, information regarding the states that the Company operates in, their legal frameworks and how it affects the Company's business, is disclosed in the Company’s 2024 Annual MD&A filed on

1The Sunnyside*® (inclusive of the stand-alone asterisk mark) and Cresco® brands maintain federal trademark registrations for websites pertaining to medical cannabis and cannabis educational services, as well as multiple state trademark registrations.
2 The High Supply®, Good News®, Wonder Wellness Co.®, and FloraCal® Farms brands maintain federal trademark registrations for apparel and multiple state trademark registrations.

SEDAR+ and EDGAR under the heading, “The States in Which We Operate, Their Legal Framework and How It Affects Our Business,” which section is incorporated by reference herein.
For more information about risks related to the U.S. marijuana operations, refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca.
RECENT DEVELOPMENTS
On June 13, 2025, the Company’s board of directors approved plans for the sale of its Cub City and Sonoma’s Finest cultivation facilities.

On March 10, 2025, the Company announced its management services agreement (“MSAs”) with a tier 3 cultivation license in Kentucky. The agreement entitles the Company to manage and operate a cultivation facility with up to 25,000 square feet of canopy, establishing the Company as one of only two operators of Kentucky’s coveted Tier 3 cultivation licenses. As of June 30, 2025, the Company has entered into three (3) MSAs with KSKYAPP, LLC, holder of a Kentucky cultivation license, BSRKYAPP, LLC, holder of a Kentucky dispensing license, and RSKYAPP, LLC, holder of a Kentucky processing license.

COMPONENTS OF OUR RESULTS OF OPERATIONS
Revenue
For the three months ended June 30, 2025 and 2024, approximately 67.1% and 64.3%, respectively, of our revenue was derived from Company-owned retail dispensary locations. Retail revenue includes medical and adult-use cannabis sales. Revenue from the wholesale of cannabis products represents the remaining 32.9% and 35.7%, respectively, for the same periods. For the six months ended June 30, 2025 and 2024, approximately 67.2% and 64.2%, respectively, of our revenue was derived from Company-owned retail dispensary locations. Retail revenue includes medical and adult-use cannabis sales. Revenue from the wholesale of cannabis products represents the remaining 32.8% and 35.8%, respectively, for the same periods.

Gross profit
Gross profit is calculated as revenue less cost of goods sold (“COGS”). COGS includes the direct and indirect costs attributable to the cultivation and production of the products sold and is comprised of the following:

•Direct and indirect labor costs: Include all salaries, benefits, and taxes for all employees at the cultivation and manufacturing facilities.
•Direct supplies: Include direct material costs for maintenance of the plant, supplies and nutrients, production expenses including inventory purchases, packaging costs, and equipment used to process marijuana.
•Facility expenses: The facility expenses for the cultivation operations are the cost for the facility, utilities, property taxes, maintenance, and costs associated with monitoring the security systems.
•Other operating expenses: Include all costs associated with the facility itself, including insurance, community benefit fees, professional services related to licenses and compliance, uniforms, employee training programs, tracking and inventory management systems, product testing, business development, information technology, license renewal fees, and certain excise taxes.
In addition to market fluctuations, cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products. The changes in regulatory environments may create fluctuations in gross profit over comparative periods. Additionally, gross profit may include the cost of inventory required to be marked to fair value as part of purchase accounting in a business combination.
Selling, general, and administrative expenses (“SG&A”)
SG&A consist of salary and benefit costs of employees, depreciation and amortization, professional fees, advertising and marketing, legal, office and retail operation costs, share-based compensation, certain excise taxes, technology, insurance, security, travel and entertainment, and rent expense. SG&A is a component of Total operating expenses as discussed in the “Selected Financial Information” section below.
For the three and six months ended June 30, 2025 and 2024, SG&A was comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2025	2024	2025	2024
Payroll and employee costs	$30,805	$32,109	$67,183	$64,338
Depreciation and amortization	4,420	5,189	9,576	10,611
Professional fees	2,159	2,997	6,452	7,374
Utilities and facility expenses	3,134	3,098	5,951	6,461
Rental fees	4,039	4,033	7,953	8,214
Selling and marketing expense	3,534	2,645	5,135	4,308
Share-based compensation	2,032	2,854	4,107	6,468
Excise taxes	2,416	3,180	4,911	5,770
Computer and software expense	1,677	1,929	3,877	3,849
Business insurance	890	1,278	2,127	2,364
Legal	1,280	928	1,479	1,738
Travel and employee expense	753	596	1,367	1,123
Bad debt (recovery) expense	(884)	75	(803)	(254)
Supplies expense	533	760	1,285	1,352
Other expense	1,062	727	2,292	1,731
Total SG&A	$57,850	$62,398	$122,892	$125,447
Other expense, net
Other expense, net consists mainly of reoccurring gains (losses) on investments, foreign currency, loss on provision for loan receivables, gain (loss) on disposition of assets, as well as ad hoc expenses, such as gain (loss) on lease termination, and loss on debt extinguishment. These gains (losses) do not generally correlate to revenue. Other expense, net is added to Interest expense, net, to sum to Total other expense, net discussed in the “Selected Financial Information” section below.

For the three and six months ended June 30, 2025 and 2024, Other expense, net consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2025	2024	2025	2024
Tax receivable agreement expense	$—	$(60,670)	$194	$(60,670)
Loss on disposal of assets	(636)	(586)	(805)	(476)
Loss on provision - loan receivable	(76)	(68)	(115)	(135)
(Loss) gain on foreign currency	(612)	121	(642)	419
Unrealized loss on investments held at fair value	—	(82)	(13)	(64)
Other income, net	488	1,777	862	2,274
Other expense, net	$(836)	$(59,508)	$(519)	$(58,652)

Interest expense, net
Interest expense, net consists mainly of interest on notes and loans payable, financing activities, leases, accretion of debt discount and amortization of deferred financing fees, and interest income. Interest expense, net is included in Total other expense, net discussed in the “Selected Financial Information” section below.

For the three and six months ended June 30, 2025 and 2024, Interest expense, net consisted of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2025	2024	2025	2024
Interest expense – notes and loans payable	$(9,070)	(9,605)	$(19,934)	$(19,211)
Interest expense – financing activities	(2,825)	(2,890)	(5,669)	(5,805)
Accretion of debt discount and amortization of deferred financing fees	(1,259)	(1,213)	(2,470)	(2,393)
Interest expense – leases	(739)	(791)	(1,484)	(1,588)
Interest income (expense) - deferred and contingent consideration	460	(49)	490	(353)
Interest income	873	746	1,686	1,494
Other interest expense	(2)	(11)	(5)	(28)
Interest expense, net	$(12,562)	$(13,813)	$(27,386)	$(27,884)
Income Taxes
The Company is classified for U.S. federal income tax purposes as a U.S. corporation under Section 7874 of the Internal Revenue Code (“IRC”). The Company is subject to income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

However, beginning in 2024, the Company is taking an uncertain tax position that its operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions.

Additionally, certain states including Arizona, California, Illinois, Maryland, Massachusetts, Michigan, Pennsylvania, and New York do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.

SELECTED FINANCIAL INFORMATION
The Company reports results of operations of its affiliates from the date that control commences, either through the purchase of the business, through a management agreement, or through other arrangements that grant such control. The following selected financial information includes only the results of operations after the Company established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period. For discussion of our fiscal 2024 results of operations and comparison with fiscal 2023 results of operations, please refer to “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” filed on SEDAR+ and EDGAR on March 14, 2025.

Summary of Unaudited Quarterly Results

($ in thousands)	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues, net	$163,624	$165,757	$175,909	$179,783	$184,356	$184,295	$188,237	$190,559
Income (loss) from operations	16,141	13,589	19,406	26,343	32,380	29,163	27,099	(107,756)
Net (loss) income attributable to Cresco Labs Inc.	(16,334)	(14,432)	(4,372)	(10,541)	(54,332)	(5,193)	2,635	(115,572)
Basic and Diluted EPS	$(0.05)	$(0.04)	$(0.01)	$(0.03)	$(0.16)	$(0.02)	$0.01	$(0.34)

Results of Operations

Three Months Ended June 30, 2025 Compared to the Three Months Ended June 30, 2024

The following tables set forth selected consolidated financial information for the periods indicated that are derived from our Unaudited Condensed Interim Consolidated Financial Statements and the respective accompanying notes prepared in accordance with GAAP.

The selected unaudited consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three Months Ended June 30,
($ in thousands)	2025	2024	$ Change	% Change
Revenues, net	$163,624	$184,356	$(20,732)	(11.2)%
Cost of goods sold	80,368	89,578	(9,210)	(10.3)%
Gross profit	83,256	94,778	(11,522)	(12.2)%
Selling, general, and administrative	57,850	62,398	(4,548)	(7.3)%
Impairment loss	9,265	—	9,265	100.0%
Total operating expenses	67,115	62,398	4,717	7.6%
Total other expense, net	(13,398)	(73,321)	59,923	(81.7)%
Income tax expense	(16,636)	(10,238)	(6,398)	62.5%
Net loss[1]	$(13,893)	$(51,179)	$37,286	(72.9)%
[1]Net loss includes amounts attributable to non-controlling interests.

Revenues, net
Revenue for the three months ended June 30, 2025, decreased $20.7 million, or 11.2%, compared to the three months ended June 30, 2024. The decrease in revenue was primarily driven by price compression and increased competition in the Illinois, Pennsylvania, and Florida markets compared to the prior year period. The decrease was partially offset by retail growth in Ohio compared to the prior year period.

COGS and Gross profit
COGS for the three months ended June 30, 2025, decreased $9.2 million, or 10.3%, compared to the three months ended June 30, 2024. The decrease was primarily attributable to decreased sales in Illinois offset by increased sales in Ohio.

Gross profit decreased by $11.5 million, or 12.2%, for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. The decrease in gross profit was primarily driven by lower sales in Illinois, Pennsylvania, and Florida offset by increased sales in Ohio. As a percentage of revenue, gross profit was 50.9% and 51.4% for the three months ended June 30, 2025 and June 30, 2024, respectively. The decrease in gross profit as a percentage of revenue was driven by lower sales from higher margin states from increased competition, and price compression.

Total operating expenses
Total operating expenses for the three months ended June 30, 2025, increased $4.7 million, or 7.6% compared to the three months ended June 30, 2024. The increase was primarily attributable to $9.3 million of impairment charges recorded during the second quarter of 2025 related to the Company’s plans to sell its Cub City and Sonoma’s Finest cultivation facilities in California. The increase was partially offset by a reduction in SG&A of $4.5 million, which was primarily attributable to a reduction in payroll and employee costs, share based compensation, and professional fees.

Total other expense, net
Total other expense, net for the three months ended June 30, 2025, decreased $59.9 million, or 81.7%, compared to the three months ended June 30, 2024. The decrease was primarily attributable to an elevated tax receivable agreement expense in 2024 related the Company’s IRC Section 280E position.

Provision for income taxes

Income tax expense for the three months ended June 30, 2025, increased $6.4 million, compared to the three months ended June 30, 2024. The increase was primarily due to the cumulative effect of Pennsylvania decoupling from IRC Section 280E in 2024.

Net loss
Net loss for the three months ended June 30, 2025, decreased $37.3 million compared to the three months ended June 30, 2024. The change is primarily driven by the decrease in other expense, net discussed above. Partially offset by the reduction in revenue discussed above.

Six Months Ended June 30, 2025 Compared to the Six Months Ended June 30, 2024

The following tables set forth selected consolidated financial information for the periods indicated that are derived from our Unaudited Condensed Interim Consolidated Financial Statements and the respective accompanying notes prepared in accordance with GAAP.

The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Six Months Ended June 30,
($ in thousands)	2025	2024	$ Change	% Change
Revenues, net	$329,381	$368,651	$(39,270)	(10.7)%
Costs of goods sold	167,494	181,661	(14,167)	(7.8)%
Gross profit	161,887	186,990	(25,103)	(13.4)%
Selling, general, and administrative	122,892	125,447	(2,555)	(2.0)%
Impairment loss	9,265	—	9,265	100.0%
Total operating expenses	132,157	125,447	6,710	5.3%
Total other expense, net	(27,905)	(86,536)	58,631	(67.8)%
Income tax expense	(30,952)	(28,241)	(2,711)	9.6%
Net loss[1]	$(29,127)	$(53,234)	$24,107	(45.3)%
[1]Net loss includes amounts attributable to non-controlling interests.
Revenues, net
Revenue for the six months ended June 30, 2025 decreased $39.3 million, or 10.7%, compared to the six months ended June 30, 2024. The decrease in revenue was primarily driven by increased competition, price compression, and price discounting in the Illinois, Pennsylvania, and Florida markets. This decrease was partially offset by retail growth in Ohio legalizing adult-use of cannabis.

COGS and Gross profit
COGS for the six months ended June 30, 2025 decreased $14.2 million, or 7.8%, compared to the six months ended June 30, 2024. The decrease was primarily attributable to lower sales in Illinois, partially offset by retail growth in Ohio legalizing audit-use of cannabis.

Gross profit decreased by $25.1 million, or 13.4%, for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The decrease in gross profit was primarily driven by lower sales in Illinois, Pennsylvania, and Florida offset by offset by increased sales in Ohio. As a percentage of revenue, gross profit was 49.1% and 50.7% for the six months ended June 30, 2025 and June 30, 2024, respectively. The decrease in gross profit as a percentage of revenue was driven by lower sales from higher margin states from increased competition, and price compression.

Total operating expenses
Total operating expenses for the six months ended June 30, 2025 increased $6.7 million, or 5.3%, compared to the six months ended June 30, 2024. The increase was primarily attributable to $9.3 million of impairment charges recorded during the second quarter of 2025 related to the Company’s plans to sell its Cub City and Sonoma’s Finest cultivation facilities in California. The increase was partially offset by a reduction in SG&A of $2.6 million, which was primarily driven by a reduction in share based compensation.

Total other expense, net
Total other expense, net for the six months ended June 30, 2025 decreased $58.6 million, or 67.8%, compared to the six months ended June 30, 2024. The decrease was primarily attributable to an elevated tax receivable agreement expense in 2024 related to the Company’s IRC Section 280E position.

Provision for income taxes
Income tax expense for the six months ended June 30, 2025, increased $2.7 million, or 9.6%, compared to the six months ended June 30, 2024. The increase was primarily due to the cumulative effect of Pennsylvania decoupling from IRC Section 280E in 2024, offset by less operating income in 2025.

Net loss
Net loss for the six months ended June 30, 2025 decreased $24.1 million compared to the six months ended June 30, 2024. The decrease in net loss was primarily driven by the decrease in other expense, net discussed above. Partially offset by the reduction in revenue discussed above.

NON-GAAP FINANCIAL MEASURES
Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA (defined below) are non-GAAP financial measures and do not have standardized definitions under GAAP and may not be comparable to similar measures presented by other issuers. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspectives and insights when analyzing the core operating performance of the business. This provides useful information for investors, allowing them to gain a clearer understanding of the Company’s operating performance and make more informed investment decisions. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to and should only be considered in conjunction with, the GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

	Three Months Ended June 30,				Six Months Ended June 30,
($ in thousands)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Net loss[1]	$(13,893)	$(51,179)	$37,286	(72.9)%	$(29,127)	$(53,234)	$24,107	(45.3)%
Depreciation and amortization	12,190	14,930	(2,740)	(18.4)%	25,096	30,261	(5,165)	(17.1)%
Interest expense, net	12,562	13,813	(1,251)	(9.1)%	27,386	27,884	(498)	(1.8)%
Income tax expense	16,636	10,238	6,398	62.5%	30,952	28,241	2,711	9.6%
EBITDA (non-GAAP)	$27,495	$(12,198)	$39,693	(325.4)%	$54,307	$33,152	$21,155	63.8%
Other income, net	836	59,508	(58,672)	(98.6)%	519	58,652	(58,133)	(99.1)%
Adjustments for acquisition and other non-core costs	734	3,129	(2,395)	(76.5)%	7,749	7,599	150	2.0%
Impairment loss	9,265	—	9,265	100.0%	9,265	—	9,265	100.0%
Share-based compensation	2,546	3,471	(925)	(26.6)%	5,269	7,668	(2,399)	(31.3)%
Adjusted EBITDA (non-GAAP)	$40,876	$53,910	$(13,034)	(24.2)%	$77,109	$107,071	$(29,962)	(28.0)%
1Net loss includes amounts attributable to non-controlling interests.

Adjusted EBITDA, a non-GAAP financial measure, is defined as Net loss, excluding depreciation and amortization; interest expense, net; income taxes; Other income, net; adjustments for acquisition and other non-core costs; and shares-based compensation. Non-core costs include non-operating costs, such as costs related to acquisitions and restructuring, unique legal expenses, and other expenses that are mostly one-time in nature. Adjusted EBITDA was $40.9 million for the three months ended June 30, 2025, compared to $53.9 million for the three months ended June 30, 2024. The decrease in adjusted EBITDA of $13.0 million is primarily due to a decrease in gross profit. Adjusted EBITDA was $77.1 million for the six months ended June 30, 2025, compared to $107.1 million for the six months ended June 30, 2024. The decrease in adjusted EBITDA of $30.0 million is primarily driven by a decrease in gross profit.

LIQUIDITY AND CAPITAL RESOURCES
Overview

Our primary sources of liquidity are cash and cash equivalents from the operations of our business, debt, and equity offerings. Our principal uses of cash include working capital related items, capital expenditures, debt, and tax related payments. Additionally, we may use cash for acquisitions and other investing or financing activities.

As of June 30, 2025, the Company held $146.6 million in Cash and cash equivalents and $6.4 million in Restricted cash, included in both Restricted cash and Other non-current assets on the Unaudited Condensed Interim Consolidated Balance Sheets, compared to $137.6 million in Cash and Cash equivalents, and $6.7 million in Restricted cash at December 31, 2024.

The Company is generally able to access private and/or public financing through, but not limited to, institutional lenders, such as the agreement for the Senior Loan of $400.0 million, effective August 12, 2021, and amended on

September 22, 2023, and August 29, 2024. On October 25, 2024, the Company repurchased $40.0 million principal amount of the Senior Loan and paid $0.3 million of accrued interest. There were no prepayment penalties or exit fees due on this repurchase. JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into a $25.3 million loan on September 26, 2023, secured by real estate and improvements thereto. In addition, the Company has received and has access to private loans through individual investors and private and public equity raises. As of June 30, 2025, the Company was in compliance with all covenants.

The Company expects cash on hand and cash flows from operations, along with the private and/or public financing options discussed above, will be adequate to meet capital requirements and operational needs for the next twelve months. We cannot guarantee this will be the case, or that our assumptions regarding revenues and expenses underlying this belief will be accurate. If, in the future, we require more liquidity than contemplated, we may need to raise additional funds through debt and/or equity offerings. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Cash Flows

Operating Activities
Net cash provided by operating activities was $39.3 million for the six months ended June 30, 2025, a decrease of $14.3 million compared to $53.6 million of net cash provided by operating activities during the six months ended June 30, 2024. The $14.3 million decrease was primarily attributable to a reduction in our income taxes payable related to our updated position on 280E as well as improvements in working capital management, including a net benefit from improved collections of accounts receivables, partially offset by inventory buildup in certain states.

Investing Activities
Net cash used in investing activities was $21.3 million for the six months ended June 30, 2025, an increase of $5.4 million compared to $15.9 million during the six months ended June 30, 2024. The increase in net cash used in investing activities was primarily driven by a increase in capital expenditures, acquisition related considerations, partially offset by a decrease in operating license intangibles expenditures.

Financing Activities
Net cash used in financing activities was $9.2 million for the six months ended June 30, 2025, a decrease of $17.8 million compared to $27.0 million for the six months ended June 30, 2024. The decrease was primarily driven by a decrease in distributions to non-controlling interest redeemable unit holders and other members due to our updated tax position on 280E.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on financial performance or financial condition, including without limitation, such considerations as liquidity and capital resources.

CONTRACTUAL OBLIGATIONS
The Company has the following contractual obligations as of June 30, 2025:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years	Total
Accounts payable & Accrued liabilities	$64,912	$—	$—	$—	$64,912
Deferred and contingent consideration, short-term	1,167	—	—	—	1,167
Operating leases liabilities	29,825	59,695	112,399	68,109	270,028
Finance lease liabilities	5,095	10,377	14,216	6,684	36,372
Deferred and contingent consideration, long-term	—	8,078	—	—	8,078
Short-term borrowings and Long-term notes and loans payable	27,000	389,165	63,582	65,383	545,130
Tax receivable agreement liability	6,508	10,728	11,300	50,586	79,122
Other long-term liabilities	—	8,000	—	—	8,000
Total obligations as of June 30, 2025	$134,507	$486,043	$201,497	$190,762	$1,012,809

RELATED PARTY TRANSACTIONS
See Note 12 “Related Party Transactions” in the Unaudited Condensed Interim Consolidated Financial Statements for the Company’s disclosures on related party transactions.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring, and approving the Company’s risk management processes. See Note 14 “Financial Instruments and Financial Risk Management” in the Unaudited Condensed Interim Consolidated Financial Statements for the Company’s disclosures on financial instruments and financial risk management.

SUMMARY OF OUTSTANDING SHARE AND SHARE-BASED DATA
Cresco Labs has the following securities issued and outstanding, as of June 30, 2025:

Securities	Number of Shares (in thousands)
Super Voting Shares	500
Subordinate Voting Shares[1]	338,504
Proportionate Voting Shares[2]	16,927
Special Subordinate Voting Shares[3]	2
Redeemable Units[4]	88,301
1Subordinate Voting Shares includes shares pending issuance or cancellation
2Proportionate Voting Shares presented on an “as-converted” basis to Subordinate Voting Shares (1-to-200)
3Special Subordinate Voting Shares presented on an “as-converted” basis to Subordinate Voting Shares (1-to-0.00001)
4 Redeemable units of Cresco Labs, LLC, each of which is exchangeable for one (1) Subordinate Voting Shares